Filed pursuant to 424(b)(3)
Registration No. 333-141853

PROSPECTUS SUPPLEMENT NO. 7
TO PROSPECTUS DATED JULY 31, 2007
(as supplemented by Prospectus Supplement No. 1 dated August 21, 2007 and
Prospectus Supplement No. 2 dated September 17, 2007, and
Prospectus Supplement No. 3 dated September 24, 2007,
Prospectus Supplement No. 4 dated October 3, 2007,
Prospectus Supplement No. 5 dated October 22, 2007, and
Prospectus Supplement No. 6 dated November 14, 2007.)

SMART ONLINE, INC.
8,707,051
SHARES OF COMMON STOCK

This prospectus supplement supplements our prospectus dated July 31, 2007 as previously supplemented, which we generally refer to as the prospectus, relating to the resale of up to 8,707,051 shares of our common stock by the selling security holders named in this prospectus and the person(s) to whom such security holders may transfer their shares. These shares consist of:

•	7,051,136 currently outstanding shares; and

•	1,655,915 shares issuable upon exercise of outstanding warrants held by the selling security holders.

The selling security holders named in this prospectus are offering all of the shares of common stock offered through this prospectus. No shares are being offered by us.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement includes the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission, or the SEC, on December 3, 2007.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is December 4, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	November 27, 2007

Smart Online, Inc.
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	001-32634	95-4439334
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

2530 Meridian Parkway, 2nd Floor, Durham, North Carolina		27713
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	919-765-5000

Not Applicable
______________________________________________
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.02 Termination of a Material Definitive Agreement.

Pre-Payment of Loan Agreement with Fifth Third Bank by Smart Commerce

As previously reported on a Current Report filed on Form 8-K on November 14, 2006 with the Securities and Exchange Commission by Smart Online, Inc. (the "Company"), on November 9, 2006, Smart Commerce, Inc. ("Smart Commerce"), a wholly-owned subsidiary of the Company, entered into a loan agreement with Fifth Third Bank, a Michigan banking corporation ("Fifth Third Bank"). Under the terms of this agreement, Smart Commerce borrowed $1.8 million to be repaid in 24 monthly installments of $75,000 plus interest beginning in December 2006. The interest rate was prime plus 1.5% as periodically determined by Fifth Third Bank. The loan was secured by all of the assets of Smart Commerce, including a cash security account of $250,000 and all of Smart Commerce's intellectual property. On November 30, 2007, Smart Commerce paid the outstanding principal balance of $900,000 plus accrued interest of approximately $6,500 due to Fifth Third Bank under the agreement, resulting in the termination of the agreement and a release of security arrangement, including the cash in the cash security amount. Smart Commerce did not incur any pre-payment penalties.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) Appointment of President and Chief Executive Officer

On November 27, 2007, the Company’s Board of Directors (the "Board") unanimously appointed David E. Colburn as the Company’s President and Chief Executive Officer, effective December 12, 2007 (the "effective date"). Mr. Colburn has served as the Company’s Interim President and Chief Executive Officer since September 11, 2007. Prior to his appointment as Interim President and Chief Executive Officer, Mr. Colburn, age 60, had been an independent director and a member of the Audit Committee of the Board since May 31, 2007.

Prior to joining the Company, Mr. Colburn previously served as President, Global Manufacturing Industry Practice, Electronic Data Systems ("EDS"), a provider of business and technology solutions, from 2004–2006. While at EDS, Mr. Colburn was responsible for developing EDS’s global manufacturing industry business and sales strategy for its automotive, industrial manufacturing, high tech and aerospace & defense segments. Mr. Colburn also previously served as EDS’s Area Director, Manufacturing – Automotive (2003–2004); Vice President of the Global Industry Group (2002–2003); and Vice President of Global Industrial Manufacturing within the Global Industry Group (2001–2002). In addition, Mr. Colburn’s career also includes serving as president of four different manufacturing and industrial corporations. Mr. Colburn has also served as chairman and a member of the boards of directors of several automotive industry associations. Mr. Colburn received a B.A. in Liberal Arts from Robert Wesleyan College, and previously served on that institution’s Board of Trustees. He has participated in continuing education programs at, among others, the University of Pennsylvania and the University of Michigan.

In connection with Mr. Colburn’s appointment as President and Chief Executive Officer, on November 30, 2007, the Company entered into an employment agreement with Mr. Colburn (the "Agreement"). The term of the Agreement is one year commencing on December 12, 2007, and the term is subject to automatic renewal for successive one-year terms unless, at least 30 days prior to the renewal date, either party gives the other written notice of its intent not to continue the employment relationship.

Under the terms of the Agreement, Mr. Colburn’s initial annual salary will be $180,000, subject to annual increases as the Board approves. In addition, on the effective date of the Agreement, the Company will award Mr. Colburn 100,000 shares of restricted stock of the Company, restrictions of which lapse as to 25,000 shares on January 1, 2008, 37,500 shares on January 1, 2010, 18,750 shares on January 1, 2011 and 18,750 shares on January 1, 2012. In connection with the grant of the restricted stock, Mr. Colburn executed a Restricted Stock Agreement in the form attached hereto as Exhibit 10.1, which is incorporated herein by reference. The Company also agreed to provide Mr. Colburn with the use of one bedroom of a two-bedroom apartment leased by the Company in Research Triangle Park, North Carolina during the term of the Agreement. Mr. Colburn will be eligible to participate in all medical, dental, disability, insurance, 401(k), pension, vacation and other employee benefit plans and programs made available to Company employees at Mr. Colburn’s level, with a minimum guarantee of four weeks of annual vacation.

If Mr. Colburn’s employment is terminated by the Company for Cause (as defined below), the Company’s obligation to compensate Mr. Colburn will cease on the effective termination date except for: (i) amounts due for services rendered prior to the termination date and (ii) a lump sum representing any unused portion of Mr. Colburn’s vacation. If Mr. Colburn is terminated by the Company by notice of non-renewal or without Cause, the Company’s obligation to compensate Mr. Colburn will cease on the effective termination date except for: (i) amounts due for services rendered prior to the termination date, (ii) a lump sum representing any unused portion of Mr. Colburn’s vacation, and (iii) an amount equal to Mr. Colburn’s then current salary for the then remaining term of the Agreement, payable in substantially equal installments on the last business day of each applicable month.

For purposes of the Agreement, "Cause" is defined to mean:

• any act or omission constituting misconduct or negligence, fraud, misappropriation, embezzlement, conflict of interest or competitive business activities, including without limitation any arrest on criminal charges;

• any chemical dependence which materially adversely affects the performance of his duties and responsibilities to the Company;

• breach of his fiduciary obligations to the Company in a material respect;

• his repeated failure to perform his duties after written notice of the alleged failure and a reasonable opportunity to cure;

• his material breach of the Company's policies or any material provision of the Agreement;

• his gross misconduct resulting in substantial loss to the Company or damage to the reputation of the Company; or

• his knowing material violation of securities laws, rules or regulations.
If Mr. Colburn’s employment is terminated within 18 months following a Change in Control (as defined below) either by the Company without Cause or by notice of non-renewal, or by Mr. Colburn for Good Cause (as defined below), he would receive the benefits to which he would have been entitled upon a termination by the Company without Cause or by notice of non-renewal prior to a Change in Control and, in addition, all of the restrictions on his shares of restricted stock in the Company shall immediately lapse.

A "Change of Control" will be deemed to have occurred on the earlier of the following dates:

• the date on which any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than: (i) the Company; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company; (iii) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company; or (iv) the existing holders of capital stock of the Company as of the effective date of the Agreement, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

• the date the shareholders of the Company approve a definitive agreement or plan for: (A) a merger, share exchange, consolidation or reorganization involving the Company and any other corporation or other entity as a result of which less than fifty percent (50%) of the combined voting power of the Company or of the surviving or resulting corporation or entity after such transaction is held in the aggregate by the holders of the combined voting power of the outstanding securities of the Company immediately prior to such transaction; or (B) a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

"Good Cause" shall mean his resignation within six months of any of the following conditions having arisen without his consent and after having given the Company written notice of the existence of such condition within 60 days of the initial existence of the condition and providing the Company with 30 days to remedy the condition:

• a material diminution in his authority or responsibilities;

• a material diminution in his base salary;

• relocation of his office to a location more than 30 miles outside of Research Triangle Park, North Carolina; or

• any material breach of the Agreement by the Company.

The Agreement contains other terms and provisions that are customary for employment agreements of this nature, including a covenant not to compete from Mr. Colburn that will apply during his employment and for one year following the termination of his employment.

The description of the Agreement contained herein is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit 10.2 and is incorporated herein by reference.

Mr. Colburn will continue to serve as a director of the Company, but while he is a member of management, he will not be entitled under the Company’s Board Compensation Policy to payment of directors’ fees.

(d) Appointment of New Board Member and Chairman of the Board

On November 27, 2007, the Board appointed Doron Roethler as a member of the Board and to the position of Chairman of the Board, replacing David Colburn, who resigned the Chairman position due to his appointment as the President and Chief Executive Officer of the Company and the desire of the Board for a non-management Board member to serve in the Chairman position. In connection with his service on the Board, Mr. Roethler will be compensated pursuant to the Company’s Revised Board Compensation Policy, which was attached as Exhibit 10.45 to the Company’s Registration Statement (Registration No. 333-141853) on Form S-1 filed with the Securities and Exchange Commission on April 3, 2007. Mr. Roethler has waived the monthly cash stipend due to him under the policy as Chairman. Pursuant to the Revised Board Compensation Policy, the Board granted 15,000 shares of restricted common stock of the Company to Mr. Roethler on November 28, 2007, with a fair market value equal to the closing price per share of the Company's common stock on the OTC Bulletin Board on that date. A copy of the form of Restricted Stock Agreement (Non-Employee Director) setting forth the terms and conditions of Mr. Roethler’s grant of restricted stock is attached to this report as Exhibit 10.3 and is incorporated herein by reference.

Mr. Roethler, age 50, Mr. Roethler has been the managing director and indirect majority owner of TMF Airmarine BV since 1988, an independent aviation spare parts company. He is also the indirect owner of Smart IL, Ltd. ("SIL"), a software development company that has been a development partner and customer of the Company. He received a B.A. in behavioral science from Ben Gurion University, Beer Sheva, Israel.

SIL has been a co-development partner with the Company for certain communication products since August 2002. On August 13, 2002, the Company entered into the Integration Program Agreement for Vmail and Internet Messenger Engine (the "Integration Agreement") with SIL to incorporate certain communication products into the Company’s platform. As part of the Integration Agreement, the parties agreed to share future revenues generated from the sales of the products. On August 30, 2002, the parties signed an amendment to the Integration Agreement in order for the Company to provide SIL certain co-development services, which include instant messenger and video conferencing. The parties further agreed that the products developed as a result of both companies’ efforts would be owned by both parties. From August 2002 through November 2002, SIL made payments to the Company as part of its investment in the co-development effort totaling $800,000. On April 30, 2003, the Company and SIL agreed to amend and restate the Integration Agreement. According to this new amended and restated agreement, the Company agreed to fund the future development of instant messaging products by SIL. In exchange SIL agreed to limit future amounts payable by the Company under the original share revenue arrangement to $1.7 million. This cap on revenue sharing was removed by amendment executed by the parties on October 29, 2003. Under the current agreement, as amended, the Company is obligated to pay SIL a $20 per subscriber revenue-sharing fee each fiscal year if during any part of a fiscal year a subscriber subscribes for: (1) SIL products developed pursuant to this agreement, (2) the Company’s or other third party products through the Company that are integrated or bundled with SIL product developed pursuant to this agreement, or (3) any conference center, video mail (such as Webex), or other web conference or peer to peer based conference product (excluding PDA Synchronization and WAP delivery system) developed by the Company and integrated into its platform. The revenue-sharing fee is reduced to an annual $15 fee for those subscribers who have subscribed for the relevant products for a period of 24 months. The Company has not yet been required to make any revenue-sharing payments to SIL pursuant to the agreement, as amended. The Amended and Restated Integration Program Agreement for Vmail and Internet Messenger Engine dated April 30, 2003 with SIL and the Amendment to Amended and Restated Integration Program Agreement dated October 29, 2003 with SIL were filed on November 24, 2004 as Exhibits 10.25 and 10.26, respectively, to the Company’s Registration Statement on Form SB-2 (Registration No. 333-119385) and are incorporated herein by reference.

On August 30, 2002, the Company and SIL entered into the Company’s reseller agreement, under which the Company agreed to compensate SIL for referral of customers. No payments were made under this agreement, which was subsequently terminated. The parties entered into a new reseller agreement on March 27, 2003. While this reseller agreement is still in effect, SIL is dormant in its operations, and the Company and SIL do not anticipate any future referrals or payments under this agreement will be made. In addition, in March 2003, the Company and SIL began a consulting arrangement whereby SIL agreed to provide certain additional support for further development of products. The Company has paid SIL a total of $115,000 under these agreements with SIL.

In addition, SIL has been a customer of the Company. Revenue from SIL represented 32.9% of the Company’s total revenues for fiscal 2004, and there have no revenues derived from SIL as a customer since then. During March 2004, SIL ceased further development of its technology and laid off all employees after SIL delivered to the Company a version of its instant messenger product. Therefore, the Company does not anticipate generating any revenue from SIL for the year ended December 31, 2007.

Mr. Roethler is a shareholder of the Company, who holds approximately 12% of the Company’s outstanding common stock. Mr. Roethler also serves as the bond representative for the noteholders holding convertible notes that the Company issued in November 2007. On October 10, 2006, the Company's then chief executive officer entered into a stock purchase agreement with Mr. Roethler. Pursuant to this agreement, Mr. Roethler purchased 247,043 shares of the Company’s common stock from the chief executive officer's personal holdings at a price of $1.5176 per share.

A press release announcing the appointment of Mr. Colburn as the Company’s President and Chief Executive Officer and Mr. Roethler’s appointment as Chairman of the Board is attached to this report as Exhibit 99.1.

(e)

Policy Regarding Written Employment Agreements

The Company has determined that it will have written employment agreements only with its chief executive officer, chief financial officer, and chief operating officer. All other executive officers and employees will be at will employees. With respect to currently effective employment agreements with executive officers other than the chief executive officer, chief financial officer, and chief operating officer, the Company intends to deliver a notice of non-renewal of the employment agreements with such executive officers within the appropriate notice period provided in their respective employment agreements, with the intent that such executive officers will remain as at will employees.

Non-Renewal of Employment Agreement

In accordance with the policy described above, on December 1, 2007, the Company delivered written notice to Thomas Furr, the Company’s Chief Strategy Officer, of its intent not to renew Mr. Furr’s Employment Agreement with the Company dated April 1, 2004, as amended November 9, 2005 and August 15, 2007. Mr. Furr will continue in his position as Chief Strategy Officer as an at will employee.

Establishment of Cash and Equity Bonus Programs

On November 28, 2007, the Board approved a cash bonus program for fiscal 2008 and going forward in which all employees of the Company, including named executive officers, would be eligible to receive annual cash bonus awards. The cash bonus program is designed to award and motivate employees for acting as partners with the Company to achieve financial success during a fiscal year. A description of the cash bonus program is filed herewith as Exhibit 10.4 and is incorporated herein by reference.

For fiscal 2008 and going forward, the Board approved the establishment of a cash bonus pool for awards to be calculated based upon the Company’s net profit as of December 31 of each fiscal year. If the Company’s net profit exceeds $300,000 as of December 31 of each fiscal year based upon the audited financial statements, then 10% of the actual net profit would be allocated to a cash bonus pool for distribution to employees based on the recommendations of management and approval of the Compensation Committee of the Board. The bonuses would be awarded after the fiscal year audit is complete, and each intended bonus recipient must be an employee at the time the bonus awards are paid out in order to be eligible to receive an award.

On November 28, 2007, the Board also approved the establishment of a pool of shares of restricted stock to be awarded to employees, including named executive officers, over the next five fiscal years, commencing with fiscal 2008. The equity pool is designed to encourage the Company’s employees to focus on its long-term performance and provide an opportunity for employees to increase their stake in the Company.

The pool of restricted stock approved by the Board will contain the number of shares resulting from subtracting from 1,000,000 shares the following: (1) the number of outstanding shares of restricted stock (which shall include the shares of restricted stock to be awarded to Mr. Colburn on December 12, 2007) and (2) the number of shares issuable upon exercise or exchange of outstanding options. The resulting pool of restricted shares is to be distributed over the next five years in equal annual amounts. The chief executive officer of the Company will provide recommendations for such restricted stock awards at the Board’s fourth quarter meeting each fiscal year, with awards to be granted as of January 1 of the following fiscal year. The restrictions on the shares of restricted stock granted to an employee would lapse as to 50% of such shares on the second anniversary of the grant date, as to 25% of such shares on the third anniversary of the grant date, and as to 25% of such shares on the fourth anniversary of the grant date. A description of the equity award program is filed herewith as Exhibit 10.5 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

10.1 Form Restricted Stock Agreement for Employees.
10.2 Employment Agreement with David E. Colburn, dated November 30, 2007.
10.3 Form Restricted Stock Agreement (Non-Employee Directors).
10.4 Cash Bonus Program, November 2007.
10.5 Equity Award Program, November 2007.
99.1 Press Release, dated December 3, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Smart Online, Inc.

December 3, 2007	By:	/s/ Nicholas A. Sinigaglia

Name: Nicholas A. Sinigaglia
Title: Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

10.1	Form Restricted Stock Agreement for Employees.
10.2	Employment Agreement with David E. Colburn, dated November 30, 2007.
10.3	Form Restricted Stock Agreement (Non-Employee Directors).
10.4	Cash Bonus Program, November 2007.
10.5	Equity Award Program, November 2007.
99.1	Press Release, dated December 3, 2007.

Exhibit 10.1

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT, made and entered into as of the       day of      , 2007, by and between Smart Online, Inc., a Delaware corporation (the “Company), and      (the “Director”).

WHEREAS, in consideration of the services of the Director, the Company is desirous of giving the Director shares of common stock of the Company under the Company’s 2004 Equity Compensation Plan (the “Plan”) (all capitalized terms not otherwise defined herein shall have the meaning set forth in the Plan), subject to the restrictions set forth below.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises set forth below and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Restricted Stock Award. The Company shall issue      (     ) shares of the common stock of the Company (the “Securities”) to the Director, as part of the Director’s compensation. The Securities are subject to the restrictions set forth in Section 4 below.

2. Director Representations. The Director hereby acknowledges and represents the following:

(a) Compensation. The Director acknowledges that the Securities are part of his or her compensation from the Company.

(b) Taxes. The Director has not relied upon the Company with respect to any tax consequences related to the acquisition or disposition of the Securities. The Director acknowledges that the Director may incur a substantial tax liability. The Director assumes full responsibility for all such consequences and the filing of all tax returns and elections the Director may be required or find desirable to file in connection therewith. In the event any valuation of the Securities purchased pursuant to its exercise must be made under federal or state tax laws and such valuation affects any return or election of the Company, the Director agrees that the Company may determine such value and that the Director will observe any determination so made by the Company in all returns and elections filed by the Director. In the event the Company is required by applicable law to collect any withholding, payroll or similar taxes by reason of the grant of the Securities, the Director agrees that the Company may withhold such taxes from any monetary amounts otherwise payable by the Company to the Director and that, if such amounts are insufficient to cover the taxes required to be collected by the Company, the Director will pay to the Company such additional amounts as are required.

(c) Compliance with Securities Laws. The Director hereby agrees to comply with any plan, policy or other document of the Company approved by the Board of Directors of the Company to ensure compliance with securities laws, rules and regulations both prior to the Termination of Service of the Director and for one (1) year thereafter. The Company may impose stop transfer restrictions with respect to the Securities to enforce this provision.

(d) Legends. Each certificate representing Securities shall also bear any legend required by any applicable state securities law or by any other agreement to which the holder thereof is a party or by which the holder thereof is bound, including the provisions of any existing “lock-up” or similar agreements between the Director and the Company, and including the following legend as required in Section 4, below:

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ASSIGNED, CONVEYED OR PLEDGED ONLY UPON COMPLIANCE WITH THE TERMS AND CONDITIONS OF A RESTRICTED STOCK AGREEMENT, AS THE SAME MAY BE AMENDED OR REPLACED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE WITH, AND AVAILABLE FOR INSPECTION AT THE OFFICES OF THE SECRETARY OF THE CORPORATION.

3. Condition to Issuance. The representations, warranties, understandings, acknowledgments and agreements in this Agreement are true and accurate as of the date hereof, shall be true and accurate as of the date of the issuance of the Securities by the Company and shall survive thereafter.

4. Restrictions. The Securities described above shall be subject to the following restrictions:

(a) Restriction Period; Lapse of Restriction. The Director agrees not to transfer, assign or sell the Securities, without the express written consent of the Company, which may be granted or withheld in the sole discretion of the Company. This restriction shall expire and cease to be of any effect with respect to the number of shares equal to                  ; provided that this restriction shall lapse with respect to an increment as specified only if there has been no Termination of Service prior to the specified date for such increment. Shares representing the Securities shall bear a legend to such effect.

The schedule set forth above is cumulative, so that the Securities as to which the restriction has lapsed on and after a date indicated by the schedule may be transferred, assigned, or sold at any subsequent date.

(b) Acceleration of Lapse of Restriction. Upon a Change of Control or Corporate Organization, as defined below, the restriction set forth in Section 5(a) shall accelerate so as to lapse as to all of the Securities to which the restriction applies on the date of such event.

(i) A “Change in Control” shall be deemed to have occurred if, after the class of stock then subject to this Agreement becomes publicly traded, (1) the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Act and Regulation 13D thereunder) of fifty percent (50%) or more of the class of securities then subject to this Agreement is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Act), but excluding the Company and any employee benefit plan sponsored or maintained by the Company, or (2) assets or earning power constituting more than fifty percent (50%) of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold, mortgaged, leased or otherwise transferred, in one or more transactions not in the ordinary course of the Company’s business, to any such person or group of persons; provided, however, that a Change in Control shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended) or similar financial investors. For the purposes of this Agreement, the class of stock then subject to this Agreement shall be deemed to be “publicly traded” if such stock is listed or admitted to unlisted trading privileges on a national securities exchange or as to which sales or bid and offer quotations are reported in the automated system operated by the National Association of Securities Dealers, Inc.

(ii) A “Corporate Reorganization” means the happening of any one (1) of the following events: (1) the dissolution or liquidation of the Company; (2) a capital reorganization, merger or consolidation involving the Company, unless (A) the transaction involves only the Company and one or more of the Company’s parent corporation and wholly-owned (excluding interests held by employees, officers and directors) subsidiaries; or (B) the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the transaction have the power to elect a majority of the board of directors of the surviving entity immediately following the transaction; (3) the sale of all or substantially all of the assets of the Company to another corporation, person or business entity; or (4) an acquisition of Company stock, unless the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the acquisition have the power to elect a majority of the board of directors of the Company immediately following the transaction; provided, however, that a Corporate Reorganization shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended) or similar financial investors.

5. Effect of Termination of Service. The restriction on the Securities shall lapse as specified in Section 4 above until the Termination of Service of the Director for reasons other than death, Disability or Retirement. Pursuant to Section 7.6 of the Plan, where the Termination of Service is for death, Disability or Retirement, than the Committee shall determine, in its sole discretion, whether to waive any remaining restriction.

All shares of the Securities still subject to the restriction set forth in Section 5 shall be forfeited by the Director and reacquired by the Company on such date. Upon such date, the Director shall have no further rights to any Securities to which the restriction has not lapsed.

6. Rights as Stockholder. The Director shall have all rights as a stockholder with respect to the Securities; provided, however, any dividends or distributions on the Securities shall be automatically deferred and reinvested as restricted Securities subject to the same restrictions set forth in this Agreement.

7. Incorporation of the Plan. The terms and conditions included in the Plan, the receipt of a copy of which Participant hereby acknowledges by execution of this Agreement, are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Agreement and any term or provision of the Plan, such term or provision of the Plan shall control.

8. Governing Law. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, as such laws are applied by Delaware courts to agreements entered into and to be performed in Delaware, and shall be binding upon the Director, the Director’s heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of the Company and its successors and assigns.

9. Miscellaneous. This Agreement and the Plan constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith, other than any existing “lock-up” or similar agreements between the parties which by their terms would apply to the Securities. This Agreement may be amended only by a writing executed by all parties hereto. This Agreement may be executed in one or more counterparts.

IN WITNESS WHEREOF, Director has executed this Restricted Stock Agreement effective as of the date first written above.

EMPLOYEE:	SMART ONLINE, INC.
By:	By: Name: Title:

Print Name:
Address:

Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into by and between Smart Online, Inc., a Delaware corporation (the “Company”), and David E. Colburn (the “Employee”) to be effective December 12, 2007 (the “Effective Date”).

The Company desires to employ the Employee and the Employee desires to accept such employment on the terms set forth below.

In consideration of the mutual promises set forth below and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the Company and the Employee agree as follows:

1. EMPLOYMENT, POSITION AND DUTIES. The Company shall employ the Employee and the Employee shall serve the Company on the terms and conditions set forth in this Agreement.

(a) The Employee shall serve as a full-time employee of the Company as President and Chief Executive Officer, with such duties and responsibilities as are customarily assigned to such position and such other duties and responsibilities not inconsistent therewith as may from time to time be assigned to him by the Board of Directors of the Company (the “Board”).

(b) The Employee shall devote his loyalty, attention, and time to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Employee under this Agreement, use his best efforts to carry out such responsibilities faithfully and efficiently.

(c) During his employment, the Employee shall not engage in any other business activities of any nature whatsoever (including board memberships) for which he receives compensation without the Company’s prior written consent; provided, however, this provision does not prohibit him from personally owning and trading in stocks, bonds, securities, real estate or other investment properties for his own benefit which do not create actual or potential conflicts of interest with the Company.

2. COMPENSATION.

(a) Base Salary. The Employee’s base annual salary initially shall be One Hundred Eighty Thousand and No/100 Dollars ($180,000.00), less any applicable taxes and withholdings, payable monthly. This salary shall be evaluated annually and is subject to such increases as the Board approves.

(b) Housing. The Company shall provide the Employee with the use of one bedroom of a two-bedroom apartment leased by the Company in Research Triangle Park, North Carolina during the term of the Agreement. The Employee acknowledges that the second bedroom of such apartment shall be for use by Company guests in the Company’s discretion.

(c) Other Benefits. The Employee may participate in all medical, dental, disability, insurance, 401(k), pension, vacation and other employee benefit plans and programs which may be made available from time to time to Company employees at the Employee’s level; provided, however, that the Employee’s participation is subject to the applicable terms, conditions and eligibility requirements of these plans and programs, some of which are within the plan administrator’s discretion, as they may exist from time to time. Notwithstanding anything herein to the contrary, the Employee shall be entitled to four (4) weeks of vacation each year and shall be paid for any unused portion of the four (4) weeks upon termination of employment hereunder as provided in Sections 4 and 5.

(d) Restricted Stock Award. On the Effective Date hereof, the Employee shall be granted an award of One Hundred Thousand (100,000) shares of restricted stock. The restrictions on those shares shall lapse as to Twenty-Five Thousand (25,000) shares on January 1, 2008, Thirty-Seven Thousand Five Hundred (37,500) shares on January 1, 2010, Eighteen Thousand Seven Hundred Fifty (18,750) shares on January 1, 2011, and Eighteen Thousand Seven Hundred Fifty (18,750) shares on January 1, 2012.

3. TERM AND TERMINATION OF EMPLOYMENT. The original term of employment under this Agreement shall be a one (1) year period commencing as of the Effective Date hereof and terminating one (1) year thereafter subject to the following provisions:

(a) Automatic Renewal. Upon the expiration of the original term or any renewal term of employment, the Employee’s employment hereunder shall be automatically renewed for a one (1) year period unless, at least thirty (30) days prior to the renewal date, either party gives the other party written notice of its intent not to continue the employment relationship. During any renewal term of employment, the terms, conditions and provisions set forth in this Agreement shall remain in effect unless modified in accordance with Section 15(c) below.

(b) Death or Disability. The Employee’s employment and this Agreement shall terminate automatically upon the Employee’s death. The Company may terminate the Employee’s employment because of his physical or mental inability to perform the essential functions of his duties with or without reasonable accommodation for a period of one hundred eighty (180) consecutive days or one hundred eighty (180) days in total within a 365-day period as determined by the Company in its sole discretion and in accordance with applicable law (“Disability”).

(c) Without Cause. During the original or any renewal term of this Agreement, the employment relationship hereunder may be terminated without Cause by the Company by giving thirty (30) days written notice of such termination to the Employee and by the Employee by his giving the Company thirty (30) days written notice of such termination. Upon such notice by the Employee, the Company may accelerate the effective date of termination and waive the notice requirement; in such event, the Employee’s employment shall terminate on such earlier date chosen by the Company.

(d) With Cause. The Company may terminate the Employee’s employment immediately for Cause. For purposes of this Agreement, “Cause” means:

(i) Any act or omission of the Employee constituting misconduct or negligence, fraud, misappropriation, embezzlement, conflict of interest or competitive business activities, including without limitation any arrest on criminal charges;

(ii) any chemical dependence which materially adversely affects the performance of his duties and responsibilities to the Company;

(iii) breach of the Employee’s fiduciary obligations to the Company in a material respect;

(iv) the Employee’s repeated failure to perform his duties after written notice of the alleged failure and a reasonable opportunity to cure;

(v) the Employee’s material breach of the Company’s policies or any material provision of this Agreement;

(vi) the Employee’s gross misconduct resulting in substantial loss to the Company or damage to the reputation of the Company; or

(vii) the Employee’s knowing material violation of securities laws, rules or regulations.

4. OBLIGATIONS OF THE COMPANY UPON TERMINATION PRIOR TO A CHANGE IN CONTROL.

(a) Termination by the Company without Cause or by Notice of Non-Renewal. If the Company terminates the employment of the Employee without Cause prior to a Change in Control, as defined herein, or by notice of non-renewal:

(i) the Company shall pay the Employee the portion of his base salary in effect at the time of termination as he may be entitled to receive for services rendered prior to the date of such termination;

(ii) the Company shall pay the Employee for any unused portion of his four (4) weeks of vacation in a lump sum within five (5) days of termination; and

(iii) the Company shall pay an amount (less any applicable taxes and withholdings) equal to the Employee’s then current salary for the then remaining term of this Agreement, payable in substantially equal installments on the last business day of each applicable month. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (“Section 409A”), as applicable, each installment payment shall be considered to be a separate payment. If the total amount of payments due the Employee under this Section should exceed the maximum amount permitted to be paid under a separation pay plan exempt from regulation under Section 409A pursuant to Treasury Regulations Section 1.409A-1(b)(9)(iii), then the entire amount in excess of such maximum amount shall be paid in a lump sum no later than two and one-half (21/2) months following the end of the calendar year in which the Employee’s employment terminated.

(b) Termination on Account of Death or Disability. If the Company terminates the employment of the Employee on account of Disability of the Employee, or in the event of the Employee’s death, the Company shall pay or provide to the Employee or his beneficiary such compensation and benefits as are set forth in subsections (a)(i) (amounts due at termination) and (a)(ii) (unused vacation) above.

(c) Termination with Cause. If the Company terminates the employment of the Employee with Cause, the Company shall pay the Employee or his beneficiary such compensation as is set forth in subsections (a)(i) (amounts due at termination) and (a)(ii) (unused vacation) above.

5. CHANGE IN CONTROL.

(a) If a Change in Control (as defined in subsection (b) below) occurs and within eighteen (18) months following the Change in Control either (i) the Employee’s employment is terminated by the Company without Cause or by notice of non-renewal, or (ii) the Employee terminates his employment for Good Cause, then the Employee shall be entitled to receive the benefits to which he would have been entitled upon a termination by the Company without Cause or by notice of non-renewal prior to a Change in Control (the benefits in Sections 4(a)(i)-(iii) above) and, in addition, all of the restrictions on his shares of restricted stock in the Company shall immediately lapse. For purposes of this Section 5, “Good Cause” shall mean the Employee’s resignation within six (6) months of any of the following conditions having arisen without his consent and after having given the Company written notice of the existence of such condition within sixty (60) days of the initial existence of the condition and providing the Company with thirty (30) days to remedy the condition:

(i) A material diminution in the Employee’s authority or responsibilities;

(ii) A material diminution in the Employee’s base salary;

(iii) relocation of the Employee’s office to a location more than thirty (30) miles outside of Research Triangle Park, North Carolina; or

(iv) any material breach of this Agreement by the Company.

(b) For purposes of this Agreement, a “Change in Control” shall be deemed to have occurred on the earliest of the following dates:

(i) the date on which any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than: (i) the Company; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company; (iii) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company; or (iv) the existing holders of capital stock of the Company as of the effective date hereof, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities; or

(ii) the date the shareholders of the Company approve a definitive agreement or plan for: (A) a merger, share exchange, consolidation or reorganization involving the Company and any other corporation or other entity as a result of which less than fifty percent (50%) of the combined voting power of the Company or of the surviving or resulting corporation or entity after such transaction is held in the aggregate by the holders of the combined voting power of the outstanding securities of the Company immediately prior to such transaction; or (B) a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.

6. EXPENSES. The Company shall reimburse the Employee for reasonable and necessary expenses incurred by the Employee in the furtherance of the Company’s business in accordance with such procedures as the Company may from time to time establish.

7. EMPLOYEE REPRESENTATION. The Employee represents and warrants that he is under no contractual or other restriction or obligation which is inconsistent with the execution of this Agreement, the performance of duties hereunder or other rights of the Company hereunder.

8. COVENANT NOT TO COMPETE. The Employee covenants that during his employment and for one (1) year following the termination of his employment for any reason (the “Noncompetition Period”) and within the “Noncompetition Area” below, he shall not, directly or indirectly, as owner, employee, stockholder, principal, agent, consultant, trustee or otherwise or through the agency of any corporation, partnership, association, or other entity (other than the Company) compete with the Company in the “Business” as defined below.

(a) The Employee acknowledges and agrees that the Company does business on an international basis and that the Employee will assist the Company in developing the Company’s business in both the United States, India and Europe, and the Company has customers throughout the United States, India and Europe, and the Employee will be involved in servicing those customers, and that any breach of the Employee’s covenants contained herein would materially damage the Company, regardless of the area of the world in which the activities constituting such breach were to occur. Accordingly, for purposes of this Agreement, the “Noncompetition Area” shall be:

(i) the State of North Carolina;

(ii) any state other than North Carolina in which the Company conducts the “Business” and in or for which the Employee assists or performs services assisting the Company;

(iii) any political subdivision of foreign countries in which the Company currently does “Business” or does “Business” at the time of termination of the Employee’s employment with the Company; and

(iv) any other state, country, or political subdivision where the Company does “Business” and in or for which the Employee assists or performs services assisting the Company.

(b) For the purposes of this Agreement, “Business” shall include any business, service, or product engaged in, provided, or produced by the Company from the date of this Agreement to the date of the termination of the Employee’s employment with the Company, including, but not limited to, (i) the business of development, production, marketing, design, manufacturing, leasing or selling software related to business plans, accounting or legal services for use by small businesses, whether for use by professionals or consumers; (ii) the business of development, marketing and operation of a business services Internet portal for use by small businesses, and other products or services related to any of the foregoing; (iii) providing web-hosted applications and technology infrastructure syndication and/or (iv) any other business conducted by the Company immediately prior to the date of termination of Employee’s employment or in which the Company shall at the time of termination of Employee’s employment with the Company be actively preparing for. For purposes of the foregoing definition of “Business,” a “small business” is any business enterprise with fewer than 100 employees and a “business services Internet portal” is a web site providing users with multiple online business resources covering broad topics for small businesses such as, for example only, marketing, financial management, legal, and business strategies using databases, online documents, reference material, chat rooms, newsgroups, hyperlinking or other information tools.

9. NONSOLICITATION COVENANT. The Employee covenants that during the Noncompetition Period he shall not directly or indirectly, on behalf of himself or on behalf of any other person, firm, partnership, corporation, association or other entity, call upon any of the customers or clients of the Company for the purpose of soliciting or providing any product or service similar to that provided by the Company nor will he, in any way, directly or indirectly, for himself, or on behalf of any other person, firm, partnership, corporation, association, or other entity solicit, divert or take away, or attempt to solicit, divert, or take away any of the customers, clients, business, or patrons of the Company. The Employee further covenants that during the Noncompetition Period he shall not, directly or indirectly, as principal, agent, consultant, trustee or through the agency of any corporation, partnership, association, or agency, induce or attempt to induce any person to leave the employ of the Company.

10. NONDISCLOSURE COVENANT.

(a) The parties acknowledge that the Company is an enterprise whose success is attributable largely to the ownership, use and development of certain valuable confidential and proprietary information (the “Confidential Data”), and that the Employee’s employment with the Company will involve the Employee’s access to and work with such information. The Employee acknowledges that his relationship with the Company is a confidential relationship. The Employee covenants and agrees that (i) he shall keep and maintain the Confidential Data in strictest confidence, and (ii) he shall not, either directly or indirectly, use any Confidential Data for his own benefit, or divulge, disclose, or communicate any Confidential Data in any manner whatsoever to any person or entity other than the employees or agents of the Company having a need to know such Confidential Data, and only to the extent necessary to perform their responsibilities on behalf of the Company, and other than in the performance of the Employee’s duties in the employment by the Company. The Employee’s agreement not to disclose Confidential Data shall apply to all Confidential Data, whether or not the Employee participated in the development thereof. Upon termination of employment for any reason, the Employee will return to the Company all Company documents, notes, programs, data and any other materials (including any copies thereof) in his/her possession.

(b) For purposes of this Agreement, the term “Confidential Data” shall include any and all information related to the business of the Company, or to its products, sales or businesses which is not general public knowledge, specifically including (but without limiting the generality of the foregoing) all financial and accounting data; computer software; processes; formulae; inventions; methods; trade secrets; computer programs; engineering or technical data, drawings, or designs; manufacturing techniques; patents, patent applications, copyrights and copyright applications (in any such case, whether registered or to be registered in the United States of America or elsewhere) applied for, issued to or owned by the Company; information concerning pricing and pricing policies; marketing techniques; suppliers; methods and manner of operations; and information relating to the identity, needs and location of all past, present and prospective customers. The parties stipulate that as between them the above-described matters are important and confidential and gravely affect the successful conduct of the business of the Company and that any breach of the terms of this paragraph shall be a material breach of this Agreement.

11. INVENTIONS. All inventions, designs, improvements and developments made by the Employee, either solely or in collaboration with others, during his employment with the Company, whether or not during working hours, and relating to any methods, apparatus or products which are manufactured, sold, leased, used or developed by the Company or which pertain to the Business (the “Developments”), shall become and remain the property of the Company. The Employee shall disclose promptly in writing to the Company all such Developments. The Employee acknowledges and agrees that all Developments shall be deemed “works made for hire” within the meaning of the United States Copyright Act, as amended. If, for any reason, such Developments are not deemed works made for hire, the Employee shall assign, and hereby assigns, to the Company, all of the Employee’s right, title and interest (including, but not limited to, copyright and all rights of inventorship) in and to such Developments. At the request and expense of the Company, whether during or after employment hereunder, the Employee shall make, execute and deliver all application papers, assignments or instruments, and perform or cause to be performed such other lawful acts as the Company may deem necessary or desirable in making or prosecuting applications, domestic or foreign, for patents (including reissues, continuations and extensions thereof) and copyrights related to such Developments or in vesting in the Company full legal title to such Developments. The Employee shall assist and cooperate with the Company or its representatives in any controversy or legal proceeding relating to such Developments, or to any patents, copyrights or trade secrets with respect thereto. If for any reason the Employee refuses or is unable to assist the Company in obtaining or enforcing its rights with respect to such Developments, the Employee hereby irrevocably designates and appoints the Company and its duly authorized agents as the Employee’s agents and attorneys-in-fact to execute and file any documents and to do all other lawful acts necessary to protect the Company’s rights in the Developments. The Employee expressly acknowledges that the special foregoing power of attorney is coupled with an interest and is therefore irrevocable and shall survive (i) the Employee’s death or incompetency and (ii) any termination of this Agreement.

12. INDEPENDENT COVENANTS. Each of the covenants on the part of the Employee contained in paragraphs 9, 10 and 11 of this Agreement shall be construed as an agreement independent of each other such covenant. The existence of any claim or cause of action of the Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any such covenant.

13. REASONABLENESS; INJUNCTION. The Employee acknowledges that the covenants contained in this agreement are reasonably necessary and designed for the protection of the Company and its business, and that such covenants are reasonably limited with respect to the activities prohibited, the duration thereof, the geographic area thereof, the scope thereof and the effect thereof on the Employee and the general public. The Employee further acknowledges that violation of the covenants would immeasurably and irreparably damage the Company, and by reason thereof the Employee agrees that for violation or threatened violation of any of the provisions of this Agreement, the Company shall, in addition to any other rights and remedies available to it, at law or otherwise, be entitled to any injunction to be issued by any court of competent jurisdiction enjoining and restraining the Employee from committing any violation or threatened violation of this Agreement. The Employee consents to the issuance of such injunction. Furthermore, the Company shall, in addition to any other rights or remedies available to it, at law or otherwise, be entitled to reimbursement of court costs, attorneys’ fees, and other expenses incurred as a result of a breach of this Agreement. The Employee agrees to reimburse the Company for such expenses promptly following a final determination that the Employee has breached this Agreement. In the event of a final determination that Employee has not breached this Agreement, the Company agrees to reimburse the Employee for his court costs and attorneys’ fees promptly following such determination.

14. DELAYED DISTRIBUTION TO KEY EMPLOYEES. If the Company determines, in accordance with Sections 409A and 416(i) of the Code and the regulations promulgated thereunder, in the Company’s sole discretion, that the Employee is a Key Employee of the Company on the date his employment with the Company terminates and that a delay in severance pay and benefits provided under this Agreement is necessary for compliance with Section 409A(a)(2)(B)(i), then any severance payments and any continuation of benefits or reimbursement of benefit costs provided under this Agreement and not otherwise exempt from Section 409A shall be delayed for a period of six (6) months (the “409A Delay Period”). In such event, any such severance payments and the cost of any such continuation of benefits provided under this Agreement that would otherwise be due and payable to the Employee during the 409A Delay Period shall be paid to the Employee in a lump sum cash amount in the month following the end of the 409A Delay Period. For purposes of this Agreement, “Key Employee” shall mean an employee who, on an Identification Date (“Identification Date” shall mean each December 31) is a key employee as defined in Section 416(i) of the Code without regard to paragraph (5) of that section. If the Employee is identified as a Key Employee on an Identification Date, then the Employee shall be considered a Key Employee for purposes of this Agreement during the period beginning on the first April 1 following the Identification Date and ending on the following March 31.

15. MISCELLANEOUS.

(a) This Agreement shall be subject to and governed by the substantive laws of the State of North Carolina, without giving effect to the conflicts of laws provisions thereof. The Employee hereby submits to the jurisdiction and venue of the state and federal courts of North Carolina.

(b) The Company’s failure to insist upon strict compliance with any provision of this Agreement shall not be deemed a waiver of such provision or any other provision.

(c) This Agreement may not be modified except by an agreement in writing executed by the parties.

(d) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision.

(e) This Agreement may be assigned by the Company, but it is not assignable by the Company.

(f) This Agreement shall inure to the benefit of and be binding upon the Company and it successors and assigns.

(g) This Agreement expresses the whole and entire agreement between the parties and supersedes and replaces any prior employment agreement, understanding or arrangement between Company and the Employee.

IN WITNESS WHEREOF, the parties executed this Agreement under seal as of the day and year written below

SMART ONLINE, INC.

By:	/s/ Doron Roethler

Name:Doron Roethler Title:Chairman of the Board
Date:	November 30, 2007

EMPLOYEE:

/s/David E. Colburn

David E. Colburn

Date: November 30, 2007

Exhibit 10.3

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT, made and entered into as of the       day of      , 2007, by and between Smart Online, Inc., a Delaware corporation (the “Company), and      (the “Director”).

WHEREAS, in consideration of the services of the Director, the Company is desirous of giving the Director shares of common stock of the Company under the Company’s 2004 Equity Compensation Plan (the “Plan”) (all capitalized terms not otherwise defined herein shall have the meaning set forth in the Plan), subject to the restrictions set forth below.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises set forth below and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Restricted Stock Award. The Company shall issue      (     ) shares of the common stock of the Company (the “Securities”) to the Director, as part of the Director’s compensation. The Securities are subject to the restrictions set forth in Section 4 below.

2. Director Representations. The Director hereby acknowledges and represents the following:

(a) Compensation. The Director acknowledges that the Securities are part of his or her compensation from the Company.

(b) Taxes. The Director has not relied upon the Company with respect to any tax consequences related to the acquisition or disposition of the Securities. The Director acknowledges that the Director may incur a substantial tax liability. The Director assumes full responsibility for all such consequences and the filing of all tax returns and elections the Director may be required or find desirable to file in connection therewith. In the event any valuation of the Securities purchased pursuant to its exercise must be made under federal or state tax laws and such valuation affects any return or election of the Company, the Director agrees that the Company may determine such value and that the Director will observe any determination so made by the Company in all returns and elections filed by the Director. In the event the Company is required by applicable law to collect any withholding, payroll or similar taxes by reason of the grant of the Securities, the Director agrees that the Company may withhold such taxes from any monetary amounts otherwise payable by the Company to the Director and that, if such amounts are insufficient to cover the taxes required to be collected by the Company, the Director will pay to the Company such additional amounts as are required.

(c) Compliance with Securities Laws. The Director hereby agrees to comply with any plan, policy or other document of the Company approved by the Board of Directors of the Company to ensure compliance with securities laws, rules and regulations both prior to the Termination of Service of the Director and for one (1) year thereafter. The Company may impose stop transfer restrictions with respect to the Securities to enforce this provision.

(d) Legends. Each certificate representing Securities shall also bear any legend required by any applicable state securities law or by any other agreement to which the holder thereof is a party or by which the holder thereof is bound, including the provisions of any existing “lock-up” or similar agreements between the Director and the Company, and including the following legend as required in Section 4, below:

THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ASSIGNED, CONVEYED OR PLEDGED ONLY UPON COMPLIANCE WITH THE TERMS AND CONDITIONS OF A RESTRICTED STOCK AGREEMENT, AS THE SAME MAY BE AMENDED OR REPLACED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE WITH, AND AVAILABLE FOR INSPECTION AT THE OFFICES OF THE SECRETARY OF THE CORPORATION.

3. Condition to Issuance. The representations, warranties, understandings, acknowledgments and agreements in this Agreement are true and accurate as of the date hereof, shall be true and accurate as of the date of the issuance of the Securities by the Company and shall survive thereafter.

4. Restrictions. The Securities described above shall be subject to the following restrictions:

(a) Restriction Period; Lapse of Restriction. The Director agrees not to transfer, assign or sell the Securities, without the express written consent of the Company, which may be granted or withheld in the sole discretion of the Company. This restriction shall expire and cease to be of any effect with respect to the number of shares equal to                  ; provided that this restriction shall lapse with respect to an increment as specified only if there has been no Termination of Service prior to the specified date for such increment. Shares representing the Securities shall bear a legend to such effect.

The schedule set forth above is cumulative, so that the Securities as to which the restriction has lapsed on and after a date indicated by the schedule may be transferred, assigned, or sold at any subsequent date.

(b) Acceleration of Lapse of Restriction. Upon a Change of Control or Corporate Organization, as defined below, the restriction set forth in Section 5(a) shall accelerate so as to lapse as to all of the Securities to which the restriction applies on the date of such event.

(i) A “Change in Control” shall be deemed to have occurred if, after the class of stock then subject to this Agreement becomes publicly traded, (1) the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Act and Regulation 13D thereunder) of fifty percent (50%) or more of the class of securities then subject to this Agreement is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Act), but excluding the Company and any employee benefit plan sponsored or maintained by the Company, or (2) assets or earning power constituting more than fifty percent (50%) of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold, mortgaged, leased or otherwise transferred, in one or more transactions not in the ordinary course of the Company’s business, to any such person or group of persons; provided, however, that a Change in Control shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended) or similar financial investors. For the purposes of this Agreement, the class of stock then subject to this Agreement shall be deemed to be “publicly traded” if such stock is listed or admitted to unlisted trading privileges on a national securities exchange or as to which sales or bid and offer quotations are reported in the automated system operated by the National Association of Securities Dealers, Inc.

(ii) A “Corporate Reorganization” means the happening of any one (1) of the following events: (1) the dissolution or liquidation of the Company; (2) a capital reorganization, merger or consolidation involving the Company, unless (A) the transaction involves only the Company and one or more of the Company’s parent corporation and wholly-owned (excluding interests held by employees, officers and directors) subsidiaries; or (B) the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the transaction have the power to elect a majority of the board of directors of the surviving entity immediately following the transaction; (3) the sale of all or substantially all of the assets of the Company to another corporation, person or business entity; or (4) an acquisition of Company stock, unless the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the acquisition have the power to elect a majority of the board of directors of the Company immediately following the transaction; provided, however, that a Corporate Reorganization shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended) or similar financial investors.

5. Effect of Termination of Service. The restriction on the Securities shall lapse as specified in Section 4 above until the Termination of Service of the Director for reasons other than death, Disability or Retirement. Pursuant to Section 7.6 of the Plan, where the Termination of Service is for death, Disability or Retirement, than the Committee shall determine, in its sole discretion, whether to waive any remaining restriction.

All shares of the Securities still subject to the restriction set forth in Section 5 shall be forfeited by the Director and reacquired by the Company on such date. Upon such date, the Director shall have no further rights to any Securities to which the restriction has not lapsed.

6. Rights as Stockholder. The Director shall have all rights as a stockholder with respect to the Securities; provided, however, any dividends or distributions on the Securities shall be automatically deferred and reinvested as restricted Securities subject to the same restrictions set forth in this Agreement.

7. Incorporation of the Plan. The terms and conditions included in the Plan, the receipt of a copy of which Participant hereby acknowledges by execution of this Agreement, are incorporated by reference herein, and to the extent that any conflict may exist between any term or provision of this Agreement and any term or provision of the Plan, such term or provision of the Plan shall control.

8. Governing Law. This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, as such laws are applied by Delaware courts to agreements entered into and to be performed in Delaware, and shall be binding upon the Director, the Director’s heirs, estate, legal representatives, successors and assigns and shall inure to the benefit of the Company and its successors and assigns.

9. Miscellaneous. This Agreement and the Plan constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith, other than any existing “lock-up” or similar agreements between the parties which by their terms would apply to the Securities. This Agreement may be amended only by a writing executed by all parties hereto. This Agreement may be executed in one or more counterparts.

IN WITNESS WHEREOF, Director has executed this Restricted Stock Agreement effective as of the date first written above.

EMPLOYEE:	SMART ONLINE, INC.
By:	By: Name: Title:

Print Name:
Address:

Exhibit 10.4

SMART ONLINE, INC.

Cash Bonus Program

(Approved, November 2007)

The Cash Bonus Program of Smart Online, Inc. (the “Company”) is designed to award and motivate employees for acting as partners with the Company to achieve financial success during a fiscal year. All employees of the Company, including named executive officers, would be eligible to receive annual cash bonus awards.

Pursuant to the program, each fiscal year commencing with fiscal 2008, a cash bonus pool for awards shall be established based upon the Company’s net profit as of the fiscal year end once a threshold net profit number of $300,000 is met by the Company. If the threshold net profit number is met as of December 31 of the fiscal year, a cash bonus pool of 10% of the actual net profit as of that date shall be allocated for distribution to employees based on the recommendations of management and approval of the Compensation Committee of the Board. The bonuses would be awarded after the fiscal year audit is complete, and each intended bonus recipient must be an employee at the time the bonus awards are paid out in order to be eligible to receive an award.

Exhibit 10.5

SMART ONLINE, INC.

Equity Award Program

(Approved, November 2007)

The Equity Award Program of Smart Online, Inc. (the “Company”) is designed to encourage the Company’s employees to focus on its long-term performance and provide an opportunity for employees to increase their stake in the Company. All employees of the Company, including named executive officers, would be eligible to receive annual cash bonus awards.

The equity pool of shares of restricted stock available for award under the program is equal to the number of shares resulting from subtracting from 1,000,000 shares the following: (1) the number of outstanding shares of restricted stock as of December 12, 2007, and (2) the number of shares issuable upon exercise or exchange of outstanding options. The resulting pool of restricted shares is to be distributed over the next five years in equal annual amounts. The chief executive officer of the Company will provide recommendations for such restricted stock awards at the board of director’s meeting held during the fourth quarter of each fiscal year, with awards to be granted as of January 1 of the following fiscal year. The restrictions on the shares of restricted stock granted to an employee would lapse as to 50% of such shares on the second anniversary of the grant date, as to 25% of such shares on the third anniversary of the grant date, and as to 25% of such shares on the fourth anniversary of the grant date.

Exhibit 99.1

For Immediate Release

Media:
Dana Hughens
919-457-0749
dana.hughens@fleishman.com

Smart Online Names David Colburn Permanent CEO,
Announces New Board Chairman

RESEARCH TRIANGLE PARK, N.C., December 3, 2007 — Smart Online (OTCBB: SOLN), a leading provider of Software-as-a-Service (SaaS) applications for the small business market, today announced the appointment of David E. Colburn as the company’s permanent president and chief executive officer, and the appointment of Doron Roethler to its board of directors, assuming the position of chairman of the Board.

Mr. Colburn has served as interim president and CEO since September 2007. Mr. Colburn has extensive technology and manufacturing business experience, previously serving as president of the Global Manufacturing Industry Practice for Electronic Data Systems. In addition, Mr. Colburn served as president of four different manufacturing and industrial corporations. His varied experience also includes chairman appointments on the boards of directors of several automotive industry associations.

“I am honored to have the opportunity to lead Smart Online as the permanent president and CEO,” said Mr. Colburn. “Having worked with the company over the past few months, I believe that Smart Online is well-positioned for success and poised to take full advantage of the growing market opportunity that lies ahead.”

Doron Roethler, a longtime stockholder and business partner of the company, joins the Smart Online Board of Directors as chairman of the Board. Mr. Roethler has international business experience in the aviation industry. In addition to this experience, one of his businesses ventures was involved with Smart Online from its early stage development of its SaaS platform.

“We believe Mr. Roethler’s entrepreneurial background and fresh perspective on the company will be a valuable asset to the Smart Online Board,” said Mr. Colburn. “As the company enters the New Year, we welcome the leadership and business expertise of Mr. Roethler.”

About Smart Online, Inc.

Smart Online, Inc. (OTCBB: SOLN) delivers private-label, Software-as-a-Service (SaaS) applications designed to enable its corporate partners to acquire and retain small business customers. Smart Online’s applications help partners increase their recurring revenue, while aiding their small business customers to more efficiently start, manage and grow their businesses. To learn more, please visit www.smartonline.com.

Smart Online and the Smart Online logo are trademarks and/or registered trademarks of Smart Online Inc. in the United States. Other marks belong to their respective owners.

Forward-Looking Statements

Statements in this press release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of many factors, including, but not limited to, delays in development schedules, changes in market conditions, product announcements by other companies, Smart Online’s ability to raise capital to increase its sales and marketing budget, customer perception of the value of Smart Online’s enhanced products, Smart Online’s dependence on corporate partners to market its products, and its ability to effectively manage expenses. For further information regarding risks and uncertainties associated with Smart Online’s business, please refer to the Risk Factors section of Smart Online’s SEC filings, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2006 and the Quarterly Reports on Form 10-Q, copies of which may be obtained on the web site of the Securities and Exchange Commission. All forward-looking statements in this press release are based on information available to Smart Online on the date hereof. Smart Online undertakes no duty to update any forward-looking statement or to conform the statement to actual results or changes in Smart Online’s expectations.